Exhibit 99.1

VA Consulting Acquired by Stantec
Local firm adds infrastructure design strength, increased regional presence

IRVINE, CA; EDMONTON, AB; (August 31, 2015) TSX, NYSE:STN

North American design firm Stantec will further expand its support to infrastructure clients in Southern California and Arizona through the acquisition of Irvine, Calif.-based, VA Consulting. Founded in 1973, VA Consulting is a 60-person community development, transportation, and water engineering firm serving clients throughout Southern California’s Orange County, Los Angeles, San Diego, and Inland Empire regions, as well as the greater Phoenix area.

“We value both the talent and regional reputation held by VA Consulting as we continually expand our capabilities to serve clients in the Southwest,” said Bob Gomes, Stantec president and chief executive officer. “Our firms share a dedication to community that supports growing infrastructure in some of the most densely populated areas of the US.”

With more than four decades in operation, VA Consulting has supported private and public clients on a variety of project types. Among the firm’s notable efforts, VA Consulting is providing civil engineering design services  in support of the San Diego International Airport Expansion. In the City of Irvine, the firm is serving as the master engineer of record for the Eastwood Development, an Irvine Company community spanning 200 acres with 1900 new homes, an elementary school, four parks, and a network of walking and biking trails. In the water/wastewater arena, VA Consulting provided final civil engineering services for the improvement of a 5,000 linear foot segment of the San Diego Creek Channel in Irvine. The project required permitting and coordination with the Orange County Flood Control District, City of Irvine, the US Army Corps of Engineers, the California Department of Fish and Game, and the California Regional Water Quality Control Board. The firm’s involvement supporting regional transportation improvements in Southern California spans several decades and currently includes notable projects such as the 17th Street Grade Separation for the Orange County Transportation Authority, Fullerton Road Grade Separation for the Alameda Corridor East Construction Authority, and the Rosecrans/Marquardt Grade Separation for Los Angeles Metro.

“From our perspective, this is a tremendous opportunity to pursue larger public works projects in new geographies while providing an expanded array of capabilities to our existing clients from the larger Stantec network,” says Max Vahid, VA Consulting president and CEO. “We also see tremendous value in providing expanded professional development opportunities for our team members.”

From its base of more than 15,000 employees, Stantec currently has nearly 6,500 team members working across the United States, including more than 750 in Southern California.

About Stantec
The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. For more information, visit www.stantec.com.

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Danny Craig Stantec Media Relations US West Ph. (949) 923-6085 Danny.Craig@stantec.com	Investor Contact Sonia Kirby Stantec Investor Relations Ph. (780) 616-2785 Sonia.Kirby@stantec.com	VA Consulting Contact Max Vahid President & CEO Ph. (949) 433-9907 MaxVahid@vaconsultinginc.com
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